UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2010.

Commission File No. 000-22828

MILLICOM INTERNATIONAL

CELLULAR S.A.

15, rue Léon Laval
L-3372 Leudelange
Grand-Duchy of Luxembourg

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also hereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

MILLICOM INTERNATIONAL CELLULAR S.A.

INDEX TO EXHIBITS

Item

1.             Press release dated April 20, 2010

2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MILLICOM INTERNATIONAL CELLULAR S.A.
(Registrant)

Date: April 20, 2010	By:	/s/ Mikael Grahne
	Name:	Mikael Grahne
	Title:	President and Chief Executive Officer

3

PRESS RELEASE

New York and Stockholm — April 20, 2010

MILLICOM INTERNATIONAL CELLULAR S.A.

RESULTS FOR THE PERIOD ENDED MARCH 31, 2010

(Nasdaq Stock Market: MICC and Stockholmsbörsen: MIC)

All figures presented exclude discontinued operations (Cambodia, Laos, Sri Lanka and Sierra Leone), except where otherwise stated.  Historical figures have been restated to provide a comparable base, where necessary.

Q1 key figures

•                              Reported revenues up 16% to $905 million (Q1 09: $779 million)

•                              Organic constant currency revenues up 11% versus Q1 09

•                              EBITDA up 20% to $424 million (Q1 09: $352 million)

•                              Record EBITDA margin of 46.8% (+1.6 percentage points vs Q1 09)

•                              Mobile customers up 21% versus Q1 09, bringing total customers to 35.1 million

•                              Basic earnings per common share* of $1.43 (Q1 09: $1.29)

•                              Free cash flow of $200 million (Q1 09: $66 million)

*      Includes discontinued operations

Mikael Grahne, President and CEO of Millicom, commented:

“We have made a good start to the year and continue to execute our strategy successfully.  Economic conditions have begun to show early signs of stabilization. We are happy to confirm our guidance, which reflects the risks of taxes and regulatory intervention.

“Organic revenue growth in local currency accelerated to 11%, reflecting strong performances in South America and Africa and some signs of stabilization in Central America.  With our basket of currencies strengthening against the US dollar year-on-year, reported revenue growth was 16%.

“We added 1.2 million new customers in the quarter as we continued to gain market share.  We expect customer intake to remain volatile for the next few quarters as a result of new customer registration requirements in four of our markets.

“Growth in value-added services (“VAS”), a major strategic focus for Millicom, was 40% in local currency and represented over 21% of recurring revenues.  Within this, data is becoming a material driver as demand for mobile internet access continued to grow strongly.  Together with our cable broadband operations, total broadband revenues were up 93%, with good prospects for further growth.

“The EBITDA margin for the quarter was 46.8%, an increase of 1.6 percentage points year-on-year and a record for the Group, reflecting our growing scale and an improving product mix.  We expect to maintain the Group EBITDA margin in the mid 40s for 2010 as a whole.

“Cash generation continued to be strong, with operating free cash flow of $234 million representing 25.9% of revenues and all regions generating positive cash flow.  Capex was unusually low in the quarter, at $99 million, due to timing issues, but we still expect to invest $700 million this year and generate an operating free cash flow margin in the mid teens.

“Last week we were pleased to announce our plan to return up to $800 million to shareholders, by way of a $500 million special dividend and a $300 million share buyback program. This demonstrates our commitment both to enhancing the returns from holding Millicom shares, and to improving the efficiency of our capital structure. After these returns, we will continue to have a net debt to EBITDA ratio of less than 1, leaving us well positioned to meet our existing investment requirements and pursue potential external growth opportunities.”

Financial and operating summary for the quarter to March 31, 2010 and 2009

MOBILE CUSTOMERS (‘000)	Mar 31, 2010	Mar 31, 2009	Change	Dec 31, 2009	Sept 30, 2009	Jun 30, 2009

— Total (i)	35,094	29,082	21%	33,920	31,857	30,758

— Attributable (ii)	30,751	25,349	21%	29,700	27,827	26,837

REPORTED NUMBERS(iv) US$ million	Q1 2010	Q1 2009	Q1- Q1 % change (constant currency)	Q4 2009		Q3 2009	Q1 — Q1 % change (reported)	FY 2009

— Group Revenue	905	779	11%	924		856	16%	3,373

— Central America	322	326	0%	330		326	(1)%	1,315

— South America	312	237	17%	313		277	32%	1,076

— Africa	217	171	26%	227		200	27%	782

— Cable	54	44	9%	53		52	22%	200

— EBITDA (iii)	424	352	—	431		392	20%	1,545

— EBITDA margin	46.8%	45.2%	—	46.6%		45.8%	—	45.8%

— Net profit for the period	156	140	—	454	*	143	11%	804	*

* Includes gains on disposal of $289 million

(i)     Total customer figures represent the worldwide total number of customers of mobile systems in which Millicom has an ownership interest.

(ii)    Attributable customers are calculated as 100% of mobile customers in Millicom’s subsidiary operations and Millicom’s percentage ownership of customers in each joint venture operation.

(iii)  EBITDA: operating profit before interest, taxes, depreciation and amortization, is derived by deducting cost of sales, sales and marketing costs and general and administrative expenses from revenues.

(iv)   Excludes discontinued operations, except net profit.

•                              Investments include capex of $99 million for Q1 10. Capex for FY 2010 is expected to be around $700 million

•                              Cash and cash equivalents of $1,531 million at end of Q1 10

•                              Cash up-streaming of $246 million in  Q1 10

•                              Net debt of $722 million with an extrapolated full year net debt/EBITDA ratio of 0.4 times, as a consequence of high cash generation and disposals

•                              A gain of $11 million for foreign exchange was recorded in Q1 10 which was mainly the result of the foreign exchange impact on dollar denominated debt

Review of operations

Financial results for the three months ended March 31, 2010

Mobile customers

In Q1 10, Millicom added 1.2 million net new mobile customers, reaching 35.1 million total mobile customers, an increase of 21% versus Q1 09. Of this number, 1.5 million were 3G customers.

In Central America, Guatemala grew its customer base by 19% year-on-year and Honduras and El Salvador grew their customer bases by 13% and 9% year-on-year respectively, producing customer growth for the region as a whole of 15%.

In South America, total customers increased by 17% year-on-year.  Bolivia recorded an increase of 30%, the highest in the region, despite the requirement for SIM card registration. In Paraguay some 79 thousand customer were added in the quarter, a year-on-year increase of 12%.  In Colombia the increase was 14%.

In Africa, total customers increased by 31%.  The best performing markets in terms of customer growth were Chad which grew by 63% year-on-year, Tanzania, which grew by 53%, and DRC, which grew by 35%.  In Ghana customer numbers were more or less unchanged from Q4 09 as the market in general remained flat in Q1, but we expect growth to recover in Q2.   In Senegal, some 285 thousand customers were added in the quarter, despite the ongoing arbitration process which means we have only been investing the minimum to alleviate capacity constraints in recent quarters.

Overall, we expect customer intake to continue to be quite volatile, due to variable factors including the macro environment, seasonality, SIM card registration, competitor promotions and our own marketing activities.

	Net additional mobile customers (‘000)
	Total	Central Am.	South Am.	Africa
Q1 10	1,174	320	211	643
Q4 09	2,063	536	401	1,126
Q3 09	1,100	244	355	502
Q2 09	1,675	588	325	762
Q1 09	1,391	353	274	764

Customer market share

Millicom’s total market share increased by 0.5 points to 29.2% on a weighted basis compared to Q4 09.  Both Central and South America recorded small market share gains.  In Africa, our market share continued to build after a period of strong gains through 2009, despite an increased competitive response to our customer proposition and the uncertainty created by the SIM registration requirements in a number of markets.

	Market share (%)
	Total	Central Am.	South Am.	Africa
Q1 10	29.2%	53.4%	16.8%	31.0%
Q4 09	28.7%	53.0%	16.3%	30.8%
Q3 09	28.7%	53.5%	16.3%	30.4%
Q2 09	27.9%	52.4%	15.4%	30.2%
Q1 09	27.2%	52.5%	15.0%	29.3%

Source: company data

ARPU

Year-on-year, local currency ARPU declined 9%, reflecting increasing stabilization relative to the much steeper declines in the first half of 2009. The decline has been driven in part by the changing regional mix, with higher customer growth in our lower ARPU African markets and by increased taxes in Central America.

Local currency ARPU in South America was flat year-on-year, while in Africa it fell only 3% despite strong customer growth.  ARPU in Central America was affected by the continuing negative trend in remittances, interconnect cuts, rising taxes and a continued decline in incoming international calls.

	Year-on-year local currency ARPU growth (%)
	Total	Central Am.	South Am.	Africa
Q1 10	(9)%	(13)%	0%	(3)%
Q4 09	(10)%	(20)%	(4)%	(9)%
Q3 09	(12)%	(19)%	(3)%	(15)%
Q2 09	(16)%	(20)%	(3)%	(23)%
Q1 09	(19)%	(24)%	(4)%	(23)%

Revenues, EBITDA and EBITDA margin

Total revenues for the three months ended March 31, 2010 were $905 million, an increase of 16% from Q1 09. Underlying revenue growth in constant currency was 11% versus Q1 09, an acceleration from recent quarters.

Strong revenue growth in Africa was driven by continued good performances from Chad and Tanzania which reported top line growth of 67% and 42% respectively.  In South America, reported revenues were boosted by strong growth in Colombia and a positive forex impact.  Revenues in Central America were flat year-on-year in local currency, an improvement on the Q4 09 performance. Revenues continue to be negatively affected by new taxes and interconnection rate cuts.

VAS revenues continued to grow strongly, rising 40% over Q1 09 in local currency.  VAS now represent over 21% of recurring mobile revenues, and we expect new services to be a major driver of Group revenues and profitability going forward.

Group EBITDA for the quarter was $424 million, an increase of 20% from Q1 09, and the EBITDA margin reached 46.8%.  In Central America, Tigo’s number one position in all three markets produced an EBITDA margin of 56.7% as a result of the high proportion of on-net traffic and our overall scale. In South America, the EBITDA margin was 42.4%, an increase of 2.9 percentage points over Q1 09, helped by the strengthening margin in Colombia.  The margin in Africa was 38.4% (40.4% excluding Rwanda), up 4.0 percentage points from Q1 09 despite the start-up costs in Rwanda.

Group	Q1 10	Q4 09	Q3 09	Q2 09	Q1 09

Customers (m)	35.1	33.9	31.9	30.8	29.1

YoY growth (%)	21%	22%	20%	25%	29%

Revenues ($m)	905	924	856	814	779

YoY growth (%) (reported)	16%	10%	7%	5%	6%

YoY growth (%) (organic, constant currency)	11%	9%	9%	11%	9%

EBITDA ($m)	424	431	392	371	352

YoY growth (%)	20%	13%	13%	14%	11%

Margin (%)	46.8%	46.6%	45.8%	45.6%	45.2%

Total ARPU ($)	9.4	10.1	9.8	9.7	9.9

Central America

In Q1 10 Tigo added some 320 thousand net new customers in Central America, bringing the total at the end of the quarter to 13.2 million, up 15% year-on-year.  We remain focused on attracting higher quality customers in these more penetrated markets.  At the end of the quarter we had 639 thousand 3G customers across the region.

Revenues in Q1 10 were $322 million, down 1% year-on-year.  The flow of remittances from the US continued to be weak in January and February, but turned positive year-on-year in March for the first time for over a year.  However, remittance trends have historically been quite volatile and we do not yet have sufficient evidence of a sustained recovery.

In local currency, revenues for Central America overall were flat, with a good performance in Guatemala, driven by strong VAS growth.  Revenues in Honduras and El Salvador, continued to be impacted by taxes on incoming international calls and, in the case of El Salvador, a reduction in interconnect rates from 18 cents to 8 cents with no increase in minutes of use.  Across Central America, our customers have continued to show an increased appetite for promotions and offers built on price as they seek to optimize the use of their disposable income.

Margins in Central America were 56.7%, an increase of 1.8 percentage points from Q4 09, reflecting continued cost discipline and strong VAS growth.  EBITDA for Q1 10 was $182 million, flat year—on-year.

Capex in Central America in Q1 10 was $23 million, or 7% of revenues.  Capex was unusually low in the quarter as a result of phasing issues.

Central America	Q1 10	Q4 09	Q3 09	Q2 09	Q1 09

Customers (m)	13.2	12.9	12.4	12.1	11.5

YoY growth (%)	15%	15%	14%	18%	18%

Revenues ($m)	322	330	326	332	326

YoY growth (%) (reported)	(1)%	(7)%	(4)%	(3)%	(4)%

YoY growth (%) (organic, constant currency)	0%	(4)%	0%	0%	(3)%

EBITDA ($m)	182	181	180	187	182

YoY growth (%)	0%	(9)%	(3)%	0%	(2)%

Margin (%)	56.7%	54.9%	55.1%	56.4%	55.8%

Total ARPU ($)	11.9	12.6	12.8	13.5	13.7

YoY growth (%) (reported)	(13)%	(18)%	(17)%	(17)%	(21)%

South America

Customers in South America increased 17% year-on-year to reach 9.0 million at the end of Q1 10. Bolivia recorded the highest year-on-year increase in customer numbers in the region, up 30% to 2.1 million, despite the ongoing registration program which is due to be completed during Q2.  In Colombia we added 71 thousand net new customers, representing a year-on-year increase of 14% and in Paraguay, we added 79 thousand new customers, an increase of 12%.  At the end of the quarter we had 847 thousand 3G customers across the region.

Revenues in South America in Q1 10 amounted to $312 million, up 32% from Q1 09 as we benefited from a positive currency translation effect in the quarter, mainly as a result of the strength of the Colombian peso.  Revenue growth in local currency was 17%, a slight improvement on recent quarters.

ARPU was flat year-on-year in local currency, which is encouraging given the strong customer growth in the region.  3G services and Paquetigos (bundles of minutes, SMS and Internet sold for use within a certain period of time) have continued to be aggressively marketed in Colombia and Paraguay alongside other value-added services.

EBITDA for Q1 10 was $132 million, up 41%, and the EBITDA margin was 42.4%, up 2.9 percentage points on Q1 09 helped by the strengthening margin in Colombia.  Across the region our businesses have produced sustained growth in revenues and EBITDA as a result of successful prepaid promotions and growth in VAS and 3G mobile data, combined with cost optimization and control.

Capex in South America for Q1 10 amounted to $22 million, a decline of 40% on Q1 09 and representing 7% of revenues.

South America	Q1 10	Q4 09	Q3 09	Q2 09	Q1 09

Customers (m)	9.0	8.8	8.4	8.1	7.7

YoY growth (%)	17%	18%	17%	17%	20%

Revenues ($m)	312	313	277	249	237

YoY growth (%) (reported)	32%	20%	1%	(2)%	2%

YoY growth (%) (organic, constant currency)	17%	15%	13%	16%	16%

EBITDA ($m)	132	135	113	98	94

YoY growth (%)	41%	34%	17%	19%	29%

Margin (%)	42.4%	43.0%	40.7%	39.2%	39.5%

Total ARPU ($)	11.7	12.1	11.2	10.5	10.4

YoY growth (%) (reported)	13%	3%	(13)%	(17)%	(17)%

Africa

Customers in Africa increased by 31% year-on-year and 643 thousand new customers were added in Q1 10, bringing the total at the end of March to 12.8 million.  Net additions were impacted by the churn from our very strong Q4 intake and additional administration relating to customer registration in three of our larger markets.  Nevertheless, we increased our market share further across the region.

Chad and the DRC continued to make good progress in terms of customer additions during the quarter, as did Senegal with some 285 thousand net customer additions, 91 thousand more than were added in Q4 09. Customer numbers in Ghana were unchanged quarter on quarter in the context of a flat market, but the market has shown signs of picking up again in April. In Rwanda, where the market has become more competitive in response to our recent launch, we added 40 thousand customers.

Revenues in Africa were up 27% year-on-year to $217 million, with local currency revenues up 26%.  Growth in Tanzania continued to be very strong, at 42%, despite increased competitor activity.  ARPU for Africa in local currency was down only 3% year-on-year, an encouraging performance in light of our continued strong customer growth.   New taxes may be introduced on international incoming calls in Ghana, while a numbering tax and a spectrum fee may implemented in the DRC. Any past exposure to taxes has already been provided for in the accounts.

EBITDA for Africa for Q1 10 reached $83 million, up 41% year-on-year. The EBITDA margin was 38.4%, up 4.0 percentage points over Q1 09. Excluding Rwanda, the margin was 40.4%. This strong improvement demonstrates our ability to generate attractive returns in low-ARPU markets once critical mass is achieved and we remain confident that this trend will continue, so that margins for Africa reach the average for the Group within two years.

We continue to invest heavily in Africa to capitalize on the medium to long term growth potential, with capex in Q1 10 of $43 million, or 20% of revenues.  Our established African operations are becoming increasingly cash generative, with operating free cash flow of $40 million during the quarter, excluding Rwanda.

Africa	Q1 10	Q4 09	Q3 09	Q2 09	Q1 09

Customers (m)	12.8	12.2	11.1	10.6	9.8

YoY growth (%)	31%	35%	31%	41%	52%

Revenues ($m)	217	227	200	183	171

YoY growth (%) (reported)	27%	24%	7%	3%	5%

YoY growth (%) (organic, constant currency)	26%	26%	21%	23%	25%

EBITDA ($m)	83	89	75	62	59

YoY growth (%)	41%	39%	17%	9%	12%

Margin (%)	38.4%	39.3%	37.3%	33.7%	34.5%

Total ARPU ($)	5.9	6.6	6.3	6.1	6.2

YoY growth (%) (reported)	(5)%	(7)%	(21)%	(30)%	(33)%

Cable

At the end of Q1 10, Amnet, our cable and broadband business in Central America, had approximately 645 thousand revenue generating units, up 16% year-on-year.  Broadband customer growth continued to be strong, up 9% sequentially, and broadband customers now account for 24% of the customer base.

Revenues in Q1 10 for Amnet reached $47 million, up 9% from Q1 09.  Despite the tough economic environment in Central America, Amnet is demonstrating good growth, reflecting the attractive opportunity in cable broadband and TV services.  Residential broadband revenues were up 32% year-on-year.  EBITDA amounted to $18 million, up 15% versus Q1 09, with an EBITDA margin of 38.9% (Q1 09: 36.9% net of restructuring costs).

Cable operations generated operating free cash flow of $8 million in Q1 10 after capex of $10 million in the quarter.

Amnet passes 1.3 million homes in Central America and provides services to 486 thousand households giving a penetration of 38% of homes passed.  Customers take on average 1.3 services each from Amnet, and our aim is to increase this take-up of services by our customers by product innovation and marketing bundled services.

	Financial performance
US$m	Q1 10	Q4 09	Q3 09	Q2 09	Q1 09	FY 2009

Revenues	54	53	52	50	44	199
- Amnet	47	47	45	44	43	179
- Navega	12	11	11	11	2	35
- Intercompany revenues	(5)	(5)	(4)	(5)	(1)	(15)
EBITDA*	26	25	24	25	17	91
- Amnet	18	18	17	17	16	68
- Navega	8	7	7	8	1	23
EBITDA margin**	48%	48%	43%	45%	38%	45%

	Amnet Operating performance (‘000)
Homes Passed	1,294	1,287	1,277	1,237	1,206	1,287
Broadband customers as % of cable customers	35%	32%	30%	29%	27%	32%
Revenue Generating Units	645	631	611	578	556	631
RGUs/customer	1.32	1.31	1.30	1.29	—	—

*excluding installation costs

**EBITDA margin includes intercompany revenues

Forward looking statements

We are confirming our existing guidance for 2010, which reflects the impact of all external factors of which we are currently aware.  Capex is expected to be approximately $700 million in 2010 and the EBITDA margin is expected to be maintained in the mid 40s.  Operating free cash flow is expected to be in the mid teens as a percentage of revenues for 2010.

Comments on the financial statements

Operating free cash flow for Q1 10 was $234 million, or 26% of revenues. Capex was low in the quarter but working capital movements were unfavorable, with significant capex payments falling into the first three months and offsetting the benefit of low capex on cash flow generation.

Millicom booked foreign exchange gains in Q1 10 of $11 million as a consequence of the revaluation in local currency of the US$ denominated debt in the operations.

Dollar denominated debt is used in countries where long term debt in local currency is either too expensive or unavailable. Approximately 53% of the Group’s gross debt held at operational level is denominated in local currency, thus limiting foreign exchange exposure.  The main countries carrying dollar-denominated debt are Honduras, Ghana, Tanzania, Bolivia and DRC.

The effective tax rate was 30% in Q1 10. This was higher than the expected effective rate for the year as we incurred withholding tax on dividends paid up from the operations during the quarter.

Millicom benefited from a low cost of financing in Q1 10, coming from declining interest rates on its variable rate debt.  Over time, the Group intends to limit its exposure to variable rates through hedging.

Millicom now has $1,531 million of cash in hand, with around 79% of it held in US dollars. In addition, Millicom has $51 million of short term time deposits, and $51 million is held on pledge deposit for a financing in Chad and is not classified as cash under IFRS.

We expect to have a net debt to EBITDA ratio of under 1 after the payment of the dividends and the completion of the share buyback program.

The average gross debt maturity as at 31 March 2010 was 2 years and 6 months.

Millicom upstreamed $246 million in cash during Q1 10, through a combination of dividends, management fees and royalties.

On 31 March 2010, Millicom announced that Vimpelcom had not completed the agreement to acquire Millicom’s 74.1% holding in Millicom Lao Co. Ltd., its Laos operation, despite all conditions precedent having been met.  Millicom is reserving its rights under the terms of the agreement, including the right to seek compensation for any loss of value that arises as a result of Vimpelcom’s decision not to complete.  Millicom confirms its intention to proceed with the sale of its Laos operation.

Other information

The consolidated income statements for the quarters ended March 31, 2010 and 2009, the consolidated balance sheets as at March 31, 2010 and December 31, 2009, the condensed consolidated statements of cash flows for the quarters ended March 31, 2010 and 2009 and the condensed consolidated changes in equity for the quarters ended March 31, 2010 and 2009 are determined based on accounting principles consistent to those used for the 2009 consolidated financial statements of Millicom which are prepared under International Financial Reporting Standards (IFRS).

This report is unaudited.

Millicom’s financial results for the second quarter of 2010 will be published on July 20, 2010.

This year we will be hosting a market visit to Tanzania on 8-9 September.  Over two days, we intend to give deeper insights into operating in Africa, as well as updating investors and analysts on Group strategy.  Further details, including logistics, will be communicated shortly.

Luxembourg – April 20, 2010

Mikael Grahne, President & Chief Executive Officer

Millicom International Cellular S.A

15 rue Léon Laval

L-3372 Leudelange

Luxembourg

Tel : +352 27 759 101

Registration number: R.C.S. Luxembourg B 40.63

CONTACTS

Francois-Xavier Roger	Telephone: +352 27 759 327
Chief Financial Officer

Peregrine Riviere	Telephone: +352 691 750 098
Head of External Communications

Emily Hunt	Telephone: +44 (0)7779 018539
Investor Relations

Visit our web site at http://www.millicom.com

Millicom International Cellular S.A. is a global telecommunications group with mobile telephony operations in 14 countries in Latin America, Africa and Asia. It also operates cable and broadband businesses in five countries in Central America.  The Group’s mobile operations have a combined population under license of approximately 267 million people.

This press release may contain certain “forward-looking statements” with respect to Millicom’s expectations and plans, strategy, management’s objectives, future performance, costs, revenues, earnings and other trend information.  It is important to note that Millicom’s actual results in the future could differ materially from those anticipated in forward-looking statements depending on various important factors.  Please refer to the documents that Millicom has filed with the U.S. Securities and Exchange Commission under the U.S. Securities Exchange Act of 1934, as amended, including Millicom’s most recent annual report on Form 20-F, for a discussion of certain of these factors.

All forward-looking statements in this press release are based on information available to Millicom on the date hereof.  All written or oral forward-looking statements attributable to Millicom International Cellular S.A., any Millicom International Cellular S.A. employees or representatives acting on Millicom’s behalf are expressly qualified in their entirety by the factors referred to above. Millicom does not intend to update these forward-looking statements.

Conference call details

A conference call to discuss the results will be held at 14.00 London / 15.00 Stockholm / 09.00 New York, on Tuesday, April 20, 2010.  The dial-in numbers are: +44 (0)20 7136 2052, +46 (0)8 5051 3641 or +1 212 444 0481 and the pass code is 3412872#.  Please go to our website at www.millicom.com for a copy of the slides to be discussed during the call. A live audio stream of the conference call can also be accessed at www.millicom.com.  Please dial in / log on 5 minutes prior to the start of the conference call to allow time for registration.  A recording of the conference call will be available for 7 days after the conference call, commencing approximately 30 minutes after the live call has finished, on: +44 (0)20 7111 1244 / +46 (0)8 5051 3897 or +1 347 366 9565, access code: 3412872#.

Appendices

•                              Consolidated income statements for the three months ended March 31, 2010 and 2009

•                              Consolidated balance sheets as at  March 31, 2010 and December 31, 2009

•                              Condensed consolidated statements of changes in equity for the three months ended March 31, 2010 and 2009

•                              Condensed consolidated statements of cash flows for the three months ended March 31, 2010 and 2009

•                              Quarterly analysis by cluster

•                              Total cellular customers and market position by country

•                              Total cellular revenues by country

•                              Local currency recurring monthly ARPU

•                              Revenue growth - Forex effect by region

•                              Impact of main currency movements on quarterly revenues

Millicom International Cellular S.A.

Consolidated income statements
for the three months ended March 31, 2010 and 2009

	QTR ended March 31, 2010 (Unaudited) US$’000	QTR ended March 31, 2009 (Unaudited) US$’000
Revenues	905,031	778,535
Operating expenses
Cost of sales (excluding depreciation and amortization)	(188,867)	(168,852)
Sales and marketing	(167,237)	(153,789)
General and administrative expenses	(125,096)	(104,094)
EBITDA	423,831	351,800
Corporate costs	(17,173)	(16,701)
Loss on disposal/Write down of assets, net	(2,550)	(1,032)
Depreciation and amortization	(166,002)	(133,471)
Operating profit	238,107	200,596
Interest expense	(43,154)	(40,061)
Interest income	2,308	2,976
Revaluation of previously held interests	—	32,319
Other non operating income/expenses	4,877	(30,080)
Profit before taxes from continuing operations	202,138	165,750
Taxes	(60,171)	(41,319)
Profit before discontinued operations and non-controlling interest	141,967	124,431
Result from discontinued operations	3,100	1,098
Non-controlling interest	10,467	14,091
Net profit for the period	155,534	139,620
Basic earnings per common share (US$)	1.43	1.29
Weighted average number of shares outstanding in the period (‘000)	108,678	108,436
Profit for the period used to determine diluted earnings per common share	155,534	139,620
Diluted earnings per common share (US$)	1.43	1.29
Weighted average number of shares and potential dilutive shares outstanding in the period (‘000)	108,869	108,583

Millicom International Cellular S.A.

Consolidated balance sheets
as at March 31, 2010 and  December 31, 2009

	March 31, 2010 (Unaudited) US$’000	December 31, 2009 US$’000
Assets
Non-current assets
Intangible assets, net	1,043,272	1,044,837
Property, plant and equipment, net	2,673,887	2,710,641
Pledged deposits	51,051	53,333
Deferred taxation	22,806	19,930
Other non current assets	9,553	8,837
Total non-current assets	3,800,569	3,837,578
Current assets

Inventories	50,593	46,980
Trade receivables, net	227,027	224,708
Amounts due from joint venture partners	92,214	52,590
Prepayments and accrued income	104,106	65,064
Current tax assets	21,960	17,275
Supplier advances for capital expenditure	42,034	49,165
Other current assets	65,007	58,159
Time deposits	50,782	50,061
Cash and cash equivalents	1,531,432	1,511,162
Total current assets	2,185,155	2,075,164
Assets held for sale	86,294	78,276
Total assets	6,072,018	5,991,018

Millicom International Cellular S.A.

Consolidated balance sheets
as at March 31, 2010 and December 31, 2009

	March 31, 2010 (Unaudited) US$’000	December 31, 2009 US$’000
Equity and liabilities
Equity
Share capital and premium (represented by 108,718,655 shares at March 31, 2010)	663,456	660,547
Other reserves	(74,165)	(64,930)
Accumulated profits brought forward	1,788,186	937,398
Net profit for the year	155,534	850,788
	2,533,011	2,383,803
Non-controlling interest	(85,215)	(73,673)
Total equity	2,447,796	2,310,130
Liabilities
Non-current liabilities
Debt and other financing:
10% Senior Notes	454,745	454,477
Other debt and financing	1,424,130	1,458,423
Other non-current liabilities	97,235	88,142
Deferred taxation	69,339	66,492
Total non-current liabilities	2,045,449	2,067,534
Current liabilities
Debt and other financing	476,359	433,987
Capex accruals and payables	248,242	276,809
Other trade payables	202,997	194,691
Amounts due to joint venture partners	79,644	52,180
Accrued interest and other expenses	194,590	173,609
Current tax liabilities	121,350	93,364
Dividend payable	—	134,747
Other current liabilities	206,775	210,385
Total current liabilities	1,529,957	1,569,772
Liabilities directly associated with assets held for sale	48,816	43,582
Total liabilities	3,624,222	3,680,888
Total equity and liabilities	6,072,018	5,991,018

Millicom International Cellular S.A.

Condensed consolidated statements of changes in equity

for the quarters ended March 31, 2010 and 2009

	March 31, 2010 (Unaudited) US$’000	March 31, 2009 (Unaudited) US$’000
Equity as at January 1	2,310,130	1,652,077
Profit for the period	155,534	139,620
Stock compensation	3,038	(433)
Shares issued via the exercise of stock options	907	10
Acquisition of non-controlling interests in Millicom’s operation in Chad	—	(9,523)
Movement in currency translation reserve	(9,879)	(51,232)
Movement in cash flow Hedge reserve	(392)	—
Non-controlling interest	(11,542)	(15,675)

Equity as at March 31	2,447,796	1,714,844

Millicom International Cellular S.A.

Condensed consolidated statements of cash flows

for the quarters ended March 31, 2010 and 2009

	March 31, 2010 (Unaudited) US$’000	March 31, 2009 (Unaudited) US$’000
EBITDA	423,831	351,819
Movements in working capital	(48,355)	10,808
Capex (net of disposals)	(103,435)	(236,066)
Taxes paid	(37,708)	(21,532)
Operating Free Cash Flow	234,333	105,029
Corporate costs (excluding share based compensation)	(14,135)	(17,134)
Interest paid, net	(20,113)	(21,466)
Free Cash Flow	200,085	66,429
Acquisition of subsidiaries	—	(53,086)
Other investing activities	(13,716)	(11,701)
Cash flow from (used by) operating and investing	186,369	1,642

Cash flow from financing	(170,553)	58,523

Cash from (used by) discontinued operations	—	7,571
Cash effect of exchange rate changes	4,454	(13,359)

Net increase (decrease) in cash and cash equivalents	20,270	54,377
Cash and cash equivalents, beginning	1,511,162	674,195
Cash and cash equivalents, ending	1,531,432	728,572

Millicom International Cellular S.A.

Quarterly analysis by cluster
(Unaudited)

	Q1 10	Q4 09	Q3 09	Q2 09	Q1 09	Increase Q1 09 to Q1 10
Revenues (US$’000) (i)
Central America	321,710	330,409	326,385	331,637	326,329	(-1)%
South America	312,303	312,823	277,136	249,180	236,775	32%
Africa	217,065	227,201	200,482	183,311	171,156	27%
Amnet & Navega	53,953	53,249	52,195	50,184	44,275	22%
Total Revenues	905,031	923,682	856,198	814,312	778,535	16%

EBITDA (US$’000) (i)
Central America	182,327	181,379	180,156	187,167	182,105	0%
South America	132,319	134,601	112,782	97,597	93,615	41%
Africa	83,335	89,352	74,819	61,748	58,896	41%
Amnet & Navega	25,850	25,397	23,987	24,675	17,184	50%
Total EBITDA	423,831	430,729	391,744	371,187	351,800	20%

Total mobile customers at end of period (i)
Central America	13,221,362	12,901,710	12,366,164	12,122,650	11,534,157	15%
South America	9,026,688	8,815,217	8,413,968	8,059,459	7,735,055	17%
Africa	12,845,885	12,203,177	11,077,166	10,575,449	9,813,009	31%
Total	35,093,935	33,920,104	31,857,298	30,757,558	29,082,221	21%

Attributable mobile customers at end of period (i)
Central America	9,101,866	8,900,279	8,547,308	8,409,404	8,008,150	14%
South America	9,026,688	8,815,217	8,413,968	8,059,459	7,735,055	17%
Africa	12,622,516	11,984,463	10,866,206	10,367,930	9,605,418	31%
Total	30,751,070	29,699,959	27,827,482	26,836,793	25,348,623	21%

(i)           Excludes discontinued operations

Millicom International Cellular S.A.

Total cellular customers and market position by country
(Unaudited)

		Country Population	MIC Market		Total customers (iii)
	Equity	(million)	Position	Net Adds			y-o-y
Country	Holding	(i)	(ii)	Q1 10	Q1 10	Q1 09	Growth

Central America
El Salvador	100.0%	7	1 of 5	35,762	2,815,991	2,593,310	9%
Guatemala	55.0%	13	1 of 3	200,870	5,580,337	4,677,643	19%
Honduras	66.7%	8	1 of 4	83,020	4,825,034	4,263,204	13%

South America
Bolivia	100.0%	10	2 of 3	61,247	2,084,659	1,601,983	30%
Colombia	50.0%+1share	46	3 of 3	70,842	3,814,513	3,331,637	14%
Paraguay	100.0%	7	1 of 4	79,382	3,127,516	2,801,435	12%

Africa
Chad	100.0%	10	1 of 2	111,473	1,128,632	691,395	63%
DRC	100.0%	69	1 of 5	93,486	1,604,591	1,192,759	35%
Ghana	100.0%	24	2 of 5	6,076	3,100,252	2,875,740	8%
Mauritius	50.0%	1	2 of 3	9,310	446,738	415,183	8%
Rwanda	87.5%	10	3 of 3	39,683	114,468	—	—
Senegal	100.0%	14	2 of 4	285,465	2,375,532	1,968,601	21%
Tanzania	100.0%	41	2 of 7	97,215	4,075,672	2,669,331	53%

Total customers excluding Amnet and discontinued operations		260		1,173,831	35,093,935	29,082,221	21%

(i)	Source: CIA The World Fact Book
(ii)	Source: Millicom. Market position derived from active customers based on interconnect
(iii)

Millicom has a policy of reporting only those customers that have generated revenues within a period of 60 days, or in the case of new customers only those that have already started generating revenues

(iv)	DRC market position relates to the Kinshasa/Bas Congo area only

Millicom International Cellular S.A.

Cellular revenues by country (100% basis) (unaudited)

		Q1 10	Q1 09	y-o-y
Country	Currency	LC million	LC million	Growth

Central America
El Salvador	USD	98	103	(5)%
Guatemala	GTQ	1,891	1,762	7%
Honduras	HNL	2,770	2,877	(4)%

South America
Bolivia	BOB	483	377	28%
Colombia	COP	267,738	225,640	19%
Paraguay	PYG	506,372	463,011	9%

Africa
Chad	XAF	13,504	8,552	58%
DRC	USD	29	23	26%
Ghana*	GHS	66	62	6%
Mauritius	MUR	604	525	15%
Senegal	XAF	19,589	17,697	11%
Tanzania	TZS	81,296	56,014	45%

Local currency monthly recurring ARPU (unaudited)

		Q1 10	Q4 09	Q3 09	Q2 09
Country	Currency	LC	LC	LC	LC

Central America
El Salvador	USD	11	12	12	13
Guatemala	GTQ	104	104	113	115
Honduras	HNL	190	197	194	216

South America
Bolivia	BOB	76	82	77	75
Colombia	COP	22,159	22,632	21,541	21,488
Paraguay	PYG	49,557	53,699	51,464	49,301

Africa
Chad	XAF	4,176	4,787	4,342	4,686
DRC	USD	6	7	7	6
Ghana**	GHS	7	8	8	8
Mauritius	MUR	375	394	415	336
Senegal	XAF	2,829	2,991	2,707	2,821
Tanzania	TZS	6,689	7,425	7,339	7,093

*	Revenues in Ghana increased 16% in local currency excluding the impact of a provision for tax incurred in previous years
**	ARPU in Ghana was GHS 8 before accounting for tax provisions

Revenue growth — Forex effect by region

US$m	Revenue Q1 09	Constant currency growth	Forex	Acquisitions	Revenue Q1 10	LC Growth %

Central America	326	(1)	(4)		322	0%
South America	237	41	34		312	17%
Africa	171	46	1		217	26%
Amnet	43	4	0		47	9%

Total	778	90	31		898	11%

Navega	1			6	7

Total MIC	779	90	31	6	905	11%

Impact of main currency movements on quarterly revenues

	Q1 10 vs. Q1 09	Q1 10 vs. Q4 09

Ghana	(5)%	0%

Guatemala	(3)%	1%

Tanzania	(3)%	(1)%

Paraguay	8%	2%

Chad/Senegal	8%	(6)%

Colombia	30%	2%